SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

1-15146

Report Of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.S.

11 June 2002

Royal & Sun Alliance Insurance Group plc
(Translation of registrant's name into English)

30 Berkeley Square
London W1J 6EW
Great Britain
(Address of principal executive offices)

Form 20-F ☒ Form 40-F ☐
[indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Yes ☐ No ☒
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

ROYAL & SUNALLIANCE

news

IMMEDIATE **11 June 2002**

Royal & SunAlliance announces the sale of its Offshore Life Operation to Friends Provident

Royal & Sun Alliance Insurance Group plc announces that it is to sell its Isle of Man based offshore life assurance and investment subsidiary, Royal & Sun Alliance International Financial Services Limited (RSAIFS), to Friends Provident Life & Pensions Limited. Included in the sale is Royal & Sun Alliance Investment Management Luxembourg SA. The consideration of £133m will be paid in cash on completion and will be subject to a completion accounting adjustment. As at 31 December 2001, the embedded value of RSAIFS, adjusted for a dividend payment of £7m, was £106.6m (UK GAAP) and profit after tax for the year was £8.1m. The share capital and reserves of Royal & Sun Alliance Investment Management Luxembourg SA at that date was £0.2m (UK GAAP), with profit after tax being nil.

Royal & Sun Alliance International Financial Services Limited sells a range of offshore life assurance and investment products via independent intermediaries (IFAs and brokers) targeted to high net worth investors in a number of global markets. Royal & Sun Alliance Investment Management Luxembourg SA is the management company of Royal & SunAlliance's Luxembourg-based SICAV funds.

The transaction is a further step in Royal & SunAlliance's declared programme of disposals intended to release capital for reinvestment in the Group's core general business operations.

Commenting on the sale, Bob Mendelsohn, Group Chief Executive of Royal & SunAlliance, said:

"I am particularly pleased to announce this deal. Royal & Sun Alliance International Financial Services has been a successful business venture for the Group over the years, but given our increasing focus on general insurance we believe the time is right for ownership to

....more

pass to a company which has the required life and investment focus. I am delighted that Friends Provident is the buyer and am confident that the company will have an exciting future under its new shareholder. At the same time this represents another material step in the disposal programme announced to our shareholders with our 2001 results"

The businesses are to be sold as going concerns. The transaction is subject to certain conditions including normal regulatory approvals.

--ENDS--

For further information:

Malcolm Gilbert	Stephen Clark	Karen Donhue
Tel: +44 (0)20 7569 6138	Tel: +44 (0)20 7569 6127	Tel: +44 (0)20 7569 6133

Important Disclaimer

This press release contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements are based on management's current expectations or beliefs as well as a number of assumptions about future events, and are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The specific forward-looking statements cover, among other matters, the consideration. The sale is subject to the execution of definitive documents by the parties. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Note to Editors:

1. As at 31 December 2001 the new business premium of Royal & Sun Alliance International Financial Services Limited was £56m on an annual premium equivalent basis (the industry standard measure of annual premiums plus one tenth of single premiums).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal & Sun Alliance Insurance Group plc
(Registrant)

Date: 11 June 2002

By: ______________________
(Signature)*
Name: J V Miller
Title: Director Financial Control & Group Company Secretary

* Print the name and title of the signing officer under his signature.